FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on May 31, 2006

OMEGA NAVIGATION ANOUNCES DELIVERY OF PANAMAX PRODUCT TANKER

PIREAUS, GREECE. May 31, 2006. – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV), a provider of global marine transportation services (the “Company”), announced today that on May 29, 2006 it took delivery of its Panamax (LR1) double hull product tanker, the “Rudolf Schulte”, to be renamed the “Omega Queen”.

The “Omega Queen” is a Panamax (LR1) double hull product tanker of 74,999 deadweight ton (“dwt”), built by Hyundai Heavy Industries, South Korea in 2004. The acquisition was funded by in part from proceeds of the Company’s initial public offering and debt under a senior secured credit facility provided by HSH-Nordbank AG.

The “Omega Queen” is employed under a long-term time charter to A/S Dampskibsselskabet TORM (“Torm”) until May 2009 at a daily time charter hire rate of $26,500. The Company has granted Torm an option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500. The Company has selected Singapore-based Eurasia International as the vessel’s technical manager.  Eurasia International has managed the “Omega Queen” since its original delivery from the shipyard.

The Company has agreements to acquire five additional double hull product tankers with deliveries expected by the end of July 2006.

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented, “We are very pleased to take delivery of ’Omega Queen’, the first of six product tankers that we have agreed to acquire, which will complement our current fleet of two dry bulk carriers. In addition, with the retention of the current technical manager of our new product tanker, that vessel’s oil major vetting approvals will remain in place and our opportunities for business in Asia will be enhanced.  Once all deliveries are completed, we will have a young, modern and diversified fleet.”

Fleet Profile and Employment:

The table below describes the profile and  employment of the Company’s fleet:

Vessel	Sister	Year	Deadweight	Type	Delivery	Daily		Redelivery
	Ships (1)	Built	(dwt)		Date	Hire Rate (2)
CURRENT FLEET (Vessels already delivered to ONAV)
Dry Bulk Carrier
Ekavi I	A	2004	52,800	Handymax	Apr-05	$17,000		Mar-07
Electra I	A	2004	52,800	Handymax	Apr-05	$25,000		Apr-07
Panamax Product Tanker
Omega Queen	D	2004	74,999	LR1	May-06	$26,500	(5)	May-09
Current Fleet Total (dwt):			180,599
REMAINING IDENTIFIED VESSELS (with expected delivery date)
Handymax Product Tankers
TBN 1 (ex Aristides)	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(3)	May-09
TBN 2 (ex Adonis)	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(3)	May-09
Panamax Product Tankers
TBN 3 (ex Iasonas)	C	2004	71,500	LR1	Jun-06	$24,000	(4)	May-09
TBN 4 (ex Miltiadis M)	C	2003	71,500	LR1	Jul-06	$24,000	(4)	Jun-09
TBN 5 (ex Everhard Schulte)	D	2004	74,999	LR1	Jun-06	$26,500	(5)	May-09
Remaining Fleet Total (dwt):			291,359
FLEET TOTAL:			471,958

1)   Each vessel is a sister ship of each other vessel that has the same letter.

(2)   This table shows gross charter rates and does not include brokers’ commissions, which are 5.0% of the daily time charter hire rate for the dry bulk carriers and 1.25% of the daily time charter rate for the product tankers.

(3)   Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.  The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(4)   Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5)   The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of one product tanker and two dry bulk carriers. The Company was incorporated in the Marshall Islands in February 2005. The Company’s principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States. The Company expects that its product tanker fleet will consist of six double hull product tankers, which the Company has agreed to acquire, with a total cargo-carrying capacity of 366,358 dwt and an average age of 1.2  years upon their delivery expected by the end of July 2006. The Company’s dry bulk fleet consists of two Handymax carriers with a total cargo-carrying capacity of 105,600 dwt and an average age of two years. Once the deliveries of the product tankers under contract are completed, the Company’s fleet will consist of eight vessels with a total capacity of 471,958 dwt and an average age of approximately 1.5 years. Furthermore, the Company has options to acquire four additional double hull Ice Class 1A product carriers which are under construction and are expected to be delivered between March 2007 and September 2007. Omega Navigation’s Class A common shares started trading on the NASDAQ National Market under the symbol "ONAV" on April 7, 2006 and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 31, 2006                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer